EXHIBIT 99.1

PRESS RELEASE

Magna Announces 2026 Annual Meeting Results

AURORA, Ontario, May 04, 2026 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2026 annual meeting of shareholders held on May 4, 2026. A total of 218,968,145 Common Shares or 79.21% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.        Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Mary S. Chan	98.60%	Mary Lou Maher	99.62%
Hon. V. Peter Harder	96.93%	William A. Ruh	96.43%
Jan R. Hauser	99.51%	Peter Sklar	99.64%
Seetarama S. Kotagiri (CEO)	99.64%	Matthew Tsien	98.28%
Jay K. Kunkel	99.61%	Dr. Thomas Weber	98.51%
Robert F. MacLellan	99.28%	Lisa S. Westlake	98.28%

b.        Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	98.57%
Say on Pay	89.66%

Based on the voting results, all 12 nominees were elected to the Board, Deloitte was reappointed as independent auditor, and the “Say on Pay” resolution was approved – in each case by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

Following the annual meeting, Magna’s Board confirmed:

  Robert F. MacLellan as Board Chair;
  Mary Lou Maher as Audit Committee Chair; and
  Hon. V. Peter Harder as Governance, Nominating and Sustainability Committee Chair.

Additionally, with the retirement of Dr. Indira V. Samarasekera from the Board after 12 years, the Board made the following Committee Chair appointments, effective immediately:

  William A. Ruh as Talent Oversight and Compensation Committee Chair; and
  Matthew Tsien as Technology Committee Chair.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA
Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets—North America, Europe, and China. With a global team and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle system technologies to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

Appendix “A”

VOTING RESULTS - 2026 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Mary S. Chan as Director	209,236,245	98.60%	2,965,784	1.40%
Elect Hon. V. Peter Harder as Director	205,688,562	96.93%	6,513,465	3.07%
Elect Jan R. Hauser as Director	211,168,283	99.51%	1,033,744	0.49%
Elect Seetarama S. Kotagiri (CEO) as Director	211,434,671	99.64%	767,357	0.36%
Elect Jay K. Kunkel as Director	211,378,962	99.61%	823,066	0.39%
Elect Robert F. MacLellan as Director	210,664,274	99.28%	1,537,753	0.72%
Elect Mary Lou Maher as Director	211,399,399	99.62%	802,630	0.38%
Elect William A. Ruh as Director	204,629,951	96.43%	7,572,076	3.57%
Elect Peter Sklar as Director	211,428,877	99.64%	773,151	0.36%
Elect Matthew Tsien as Director	208,555,817	98.28%	3,646,211	1.72%
Elect Dr. Thomas Weber as Director	209,030,974	98.51%	3,171,033	1.49%
Elect Lisa S. Westlake as Director	208,547,329	98.28%	3,654,699	1.72%
Re-Appointment of Deloitte LLP as Auditor	215,827,447	98.57%	3,140,698	1.43%
Advisory Resolution on Executive Compensation	190,258,324	89.66%	21,943,700	10.34%